UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

CN Energy Group. Inc. Announces Share Consolidation

CN Energy Group. Inc., a company limited by shares organized under the laws of British Virgin Islands (the “Company”), today announced that the Company plans to effect a consolidation of the Company’s issued Class A ordinary shares, no par value, and Class B ordinary shares, no par value (the “Share Consolidation”), which was approved by the Company’s board of directors on December 20, 2023. The Company is authorized to issue an unlimited number of Class A ordinary shares and an unlimited number of Class B ordinary shares. As a result of the Share Consolidation, every 30 issued Class A ordinary shares will automatically be consolidated into one Class A ordinary share and every 30 issued Class B ordinary shares will automatically be consolidated into one Class B ordinary share, without any action on the part of the shareholders.

The Share Consolidation will be effective at 5:00 p.m. British Virgin Islands time on January 18, 2024. Beginning with the opening of trading on January 19, 2024, the Company’s Class A ordinary shares will trade on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “CNEY,” but under a new CUSIP number of G2181K113. No fractional shares will be issued in connection with the Share Consolidation. Where the Share Consolidation results in a fraction of a share being held, the Company will purchase the shares representing such fractions on the basis of prevailing market price at the effective time of the Share Consolidation.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: January 17, 2024	By:	/s/ Xinyang Wang
	Name:	Xinyang Wang
	Title:	Chief Executive Officer

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